Heartland Oil and Gas Corp.

May 1, 2006

Jonathan Duersch

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

By Edgar and by fax: 202-772-9368

Dear Mr. Duersch:

Thank you for your calls today.

I write to you in response to your requests in that call. We are working intensely to be responsive to each of the comments in your December 20, 2005, letter in our 2005 Form 10-K, which we are currently preparing.

In your call you requested that I advise you of when we will transmit a response to your letter. We are confident that we will complete our response letter no later than May 5, 2006 (this Friday).

Sincerely yours,

Robert L. Poley

Chief Financial Officer

Direct Telephone: 303-530-9504

1625 Broadway – Suite 1480, Denver, Colorado 80202  Telephone 303 405-8450  Facsimile 303 405-8451